UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*

                           MCLEODUSA INCORPORATED
-------------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                582266 10 2
-------------------------------------------------------------------------------
                               (CUSIP Number)


FRIED, FRANK, HARRIS, SHRIVER & JACOBSON        FORSTMANN LITTLE & CO. SUBORDINATED DEBT
       ONE NEW YORK PLAZA                            & EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.
       NEW YORK, NY  10004                      FORSTMANN LITTLE & CO. SUBORDINATED DEBT & EQUITY
       ATTN:  ROBERT C. SCHWENKEL, ESQ.              MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.
       (212) 859-8000                           FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.
                                                      C/O FORSTMANN LITTLE & CO.
                                                     767 FIFTH AVENUE
                                                     NEW YORK, NY  10153
                                                     ATTN:  WINSTON W. HUTCHINS
                                                     (212) 355-5656

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                             SEPTEMBER 30, 2001
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           35,144,582*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         35,144,582*

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    35,144,582*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.3%

14  TYPE OF REPORTING PERSON*

    PN

* Section 7(a)(ii) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $6.10.


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           77,560,336*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         77,560,336*

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    77,560,336*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.0%

14  TYPE OF REPORTING PERSON*

    PN

* Section 7(a)(ii) of the Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $6.10.


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           51,229,508*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         51,229,508*

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    51,229,508*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.6%

14  TYPE OF REPORTING PERSON*

    PN

* Section 7(a)(ii) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series E Convertible Preferred Stock (the "Series E Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series E Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series E Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series E Certificate of Designation) equal $6.10.


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1, filed on behalf of the FL Partnerships, amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on September 22, 1999 (the "Schedule 13D"), relating to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

Item 3 is hereby amended to add the following:

     As more fully described in Item 6 below, on September 30, 2001, the FL Partnerships and McLeodUSA entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which (i) MBO-VI and MBO-VII delivered to McLeodUSA an aggregate of 275,000 shares of Series B Preferred owned by MBO-VI and MBO-VII in exchange for the issuance by McLeodUSA to MBO-VI and MBO-VII of an aggregate of 275,000 shares of McLeodUSA's Series D Preferred Stock, par value $0.01 per share (the "Series D Preferred"), and (ii) Equity-V delivered to McLeodUSA an aggregate of 125,000 shares of Series C Preferred owned by Equity-V in exchange for the issuance by McLeodUSA to Equity-V of an aggregate of 125,000 shares of McLeodUSA's Series E Preferred Stock, par value $0.01 per share (the "Series E Preferred" and, collectively with the Series D Preferred, the "New Preferred Shares").

ITEM 4.   Purpose of Transaction
          ----------------------

Item 4 is hereby amended in its entirety as follows:

     The FL Partnerships consummated the transactions described herein in order to acquire an equity interest in McLeodUSA for investment purposes. The FL Partnerships intend to review continuously their position in McLeodUSA. Depending upon future evaluations of the business prospects of McLeodUSA and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the FL Partnerships may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so, including the terms and conditions of the Exchange Agreement.

     On August 1, 2001, Theodore J. Forstmann, a director of McLeodUSA and designee of the holders of the Series B Preferred to the Board of Directors, was appointed Chairman of the Executive Committee of the Board of Directors.

     In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

     Except as set forth above, none of the FL Partnerships nor, to the knowledge of any of the FL Partnerships, any person identified in Schedule I, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended in its entirety as follows:

     The following information is as of September 30, 2001:

     (i) MBO-VI:

     (a) Amount Beneficially Owned:

     MBO-VI directly owns 85,752.78 shares of Series D Preferred, which are convertible into 35,144,582 shares of Common Stock, assuming the conversion of all New Preferred Shares pursuant to Section 7(a)(ii) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series D Preferred (the "Series D Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $6.10. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VI. Theodore J. Forstmann, Sandra J. Horbach, Erskine B. Bowles, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to
Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202, are the general partners of FLC XXIX.

     The shares of Series D Preferred owned by MBO-VI are convertible into approximately 5.3% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 626,950,228 shares of Common Stock outstanding as of September 25, 2001, based on a representation and warranty of McLeodUSA in the Exchange Agreement.

     (b) Assuming conversion of all New Preferred Shares, number of shares as to which MBO-VI has:

          (i)   sole power to vote or to direct the vote - 35,144,582.

          (ii)  shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 35,144,582.

          (iv)  shared power to dispose or to direct the disposition of --
                None.

          (ii)  MBO-VII:

          (a)   Amount Beneficially Owned:

     MBO-VII directly owns 189,247.22 shares of Series D Preferred, which are convertible into 77,560,336 shares of Common Stock, assuming the conversion of all New Preferred Shares pursuant to Section 7(a)(ii) of the Series D Certificate of Designation, which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $6.10. FLC XXXIII Partnership, L.P. ("FLC XXXIII"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Theodore J. Forstmann, Sandra J. Horbach, Erskine B. Bowles, Thomas H. Lister, Winston W. Hutchins, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement) and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXXIII.

     The shares of Series D Preferred owned by MBO-VII are convertible into approximately 11.0% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 626,950,228 shares of Common Stock outstanding as of September 25, 2001, based on a representation and warranty of McLeodUSA in the Exchange Agreement.

     (b) Assuming conversion of all New Preferred Shares, number of shares as to which MBO-VII has:

          (i)   sole power to vote or to direct the vote - 77,560,336.

          (ii)  shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 77,560,336.

          (iv)  shared power to dispose or to direct the disposition of --
                None.

          (iii) Equity-V:

          (a)   Amount Beneficially Owned:

     Equity-V directly owns 125,000 shares of Series E Preferred, which are convertible into 51,229,508 shares of Common Stock, assuming the conversion of all New Preferred Shares pursuant to Section 7(a)(ii) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series E Preferred (the "Series E Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series E Preferred. The number of shares of Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series E Certificate of Designation) equal $6.10. FLC XXX Partnership, L.P. ("FLC XXX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-V. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXX.

     The shares of Series E Preferred owned by Equity-V are convertible into approximately 7.6% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 626,950,228 shares of Common Stock outstanding as of September 25, 2001, based on a representation and warranty of McLeodUSA in the Exchange Agreement.

     (b) Assuming conversion of all New Preferred Shares, number of shares as to which Equity-V has:

          (i)   sole power to vote or to direct the vote - 51,229,508.

          (ii)  shared power to vote or to direct the vote -- None.

          (iii) sole power to dispose or to direct the disposition of - 51,229,508.

          (iv)  shared power to dispose or to direct the disposition of --
                None.

     (iv) Except as set forth above, none of the FL Partnerships nor, to the knowledge of any of the FL Partnerships, any person identified in
Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

     (v) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock beneficially owned by the FL Partnerships is governed by the limited partnership agreements of each such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------

Item 6 is hereby amended to replace the ultimate paragraph thereof with the following:

     Exchange Agreement
     ------------------

     Pursuant to the Exchange Agreement, (i) MBO-VI and MBO-VII delivered to McLeodUSA an aggregate of 275,000 shares of Series B Preferred owned by MBO-VI and MBO-VII in exchange for the issuance by McLeodUSA to MBO-VI and MBO-VII of an aggregate of 275,000 shares of Series D Preferred and (ii) Equity-V delivered to McLeodUSA an aggregate of 125,000 shares of Series C Preferred owned by Equity-V in exchange for the issuance by McLeodUSA to Equity-V of an aggregate of 125,000 shares of Series E Preferred Stock.

     In connection with the consummation of the transactions contemplated by the Exchange Agreement (i) McLeodUSA and the FL Partnerships executed and delivered a registration rights agreement, dated as of September 30, 2001 (the "2001 Registration Rights Agreement"), (ii) McLeodUSA and the FL Partnerships executed and delivered a termination agreement, dated as of September 30, 2001 (the "Termination Agreement"), and (iii) McLeodUSA filed the Series D Certificate of Designation and the Series E Certificate of Designation with the Secretary of State of the State of Delaware and, upon such filings, the Series D Certificate of Designation and the Series E Certificate of Designation became effective.

     Voting Rights. Pursuant to the Exchange Agreement, MBO-VI and MBO-VII are entitled, subject to the Series D Certificate of Designation, to designate for election to the Board of Directors of McLeodUSA (the "Board of Directors") two persons. Pursuant to this contractual right, MBO-VI and MBO-VII designated Theodore J. Forstmann and Erskine B. Bowles, each of whom served on the Board of Directors as a director designee of the holders of the Series B Preferred, for election to the Board of Directors. In addition, pursuant to the Exchange Agreement, Equity-V is entitled, subject to the Series E Certificate of Designation, to designate one non-voting observer, who will have the same access to information concerning the business and operations of McLeodUSA and its subsidiaries as directors of McLeodUSA, and will be entitled to participate in discussions and consult with the Board of Directors of McLeodUSA without voting. Pursuant to this contractual right, Equity-V has designated Thomas H. Lister, who served as the non-voting observer for the holders of the Series C Preferred, to be the non-voting observer for the holders of the Series E Preferred.

     Standstill Provisions. Pursuant to the Exchange Agreement, until the earlier of September 15, 2009 or the occurrence of certain events, the FL Partnerships may not, subject to certain exceptions, (i) acquire or become the beneficial owner of or obtain any rights in respect of any capital stock of McLeodUSA, (ii) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies with respect to any voting securities of McLeodUSA, (iii) initiate or become a participant in any stockholder proposal or election contest with respect to McLeodUSA or induce others to initiate the same, (iv) propose, solicit or participate in the solicitation of any person to acquire McLeodUSA or a substantial portion of its assets or more than 5% of its outstanding capital stock, or (v) join in or in any way participate in a pooling agreement or other arrangement with respect to McLeodUSA's voting securities.

     Lock-Up Provisions. Pursuant to the Exchange Agreement, until the earlier of September 15, 2004 or the occurrence of certain events, the FL Partnerships may not, subject to certain exceptions, sell, transfer, assign, convey or otherwise dispose of any of the New Preferred Shares or Common Stock. In addition, the FL Partnerships may not exercise any conversion rights with respect to the New Preferred Shares until September 15, 2004. Nothing contained in the Exchange Agreement, however, will be deemed to limit the ability of the limited partners in the FL Partnerships from transferring, directly or indirectly, their limited partnership interests in the FL Partnerships or the general partners of the FL Partnerships from transferring, directly or indirectly, up to 15% of the equity interests in the FL Partnerships at any time or from time to time.

     The foregoing description of the Exchange Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Exchange Agreement, all of which is incorporated herein by reference. The Exchange Agreement is filed as Exhibit 6 hereto.

     Termination Agreement
     ---------------------

     In connection with the consummation of the transactions contemplated by the Exchange Agreement, McLeodUSA and the FL Partnerships entered into the Termination Agreement, pursuant to which McLeodUSA and the FL
Partnerships agreed to terminate the Stock Purchase Agreement.

     The foregoing description of the Termination Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Termination Agreement, all of which is incorporated herein by reference. The Termination Agreement is filed as Exhibit 7 hereto.

     2001 Registration Rights Agreement
     ----------------------------------

     In connection with the consummation of the transactions contemplated by the Exchange Agreement, McLeodUSA and the FL Partnerships entered into the 2001 Registration Rights Agreement, which replaces and supersedes the Registration Rights Agreement. Pursuant to the 2001 Registration Rights Agreement, McLeodUSA granted to the FL Partnerships three demand rights to cause McLeodUSA to register under the Securities Act of 1933, as amended, all or part of the Registrable Securities (as defined below) held by the FL Partnerships. McLeodUSA has the right to delay any such registration once in any six-month period for a reasonable period of time (but not exceeding 60 days) under certain circumstances.

     In addition, if McLeodUSA proposes to register any of its securities for the account of any other stockholder (other than in connection with an employee benefit plan, dividend reinvestment plan, merger or consolidation), the FL Partnerships may require McLeodUSA to include all or a portion of their Registrable Securities in such registration, subject to certain priorities among them and to certain limitations. All expenses incurred in connection with such registrations (other than underwriting discounts and commissions) will be borne by McLeodUSA.

     "Registrable Securities" means (i) any shares of common stock of McLeodUSA owned by the FL Partnerships, (ii) any shares of common stock of McLeodUSA issued or issuable upon the conversion, exercise or exchange of any New Preferred Shares or of any other common stock equivalents at any time held by the FL Partnerships, and (iii) any shares of common stock of McLeodUSA issued with respect to the common stock referred to in clauses
(i) or (ii) by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise.

     The foregoing description of the 2001 Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the 2001 Registration Rights Agreement, all of which is incorporated herein by reference. The 2001 Registration Rights Agreement is filed as Exhibit 8 hereto.

     Series D Certificate of Designation
     -----------------------------------

     As contemplated by the Exchange Agreement, McLeodUSA filed the Series D Certificate of Designation to create the Series D Preferred.

     Rank. Pursuant to the Series D Certificate of Designation, the Series D Preferred and the Series E Preferred taken together, with respect to dividend rights and rights on liquidation and dissolution, rank (i) senior to all classes of capital stock or series of preferred stock of McLeodUSA established by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to, or on a parity with, the Series D Preferred and Series E Preferred (collectively referred to, together with all classes of Common Stock, as "Junior Securities"), (ii) on a parity with the Series A Preferred and with each class of capital stock or series of preferred stock of McLeodUSA established by the Board, the terms of which expressly provide that such class or series will rank on a parity with the New Preferred Shares (collectively referred to as "Parity Securities"), and (iii) junior as to each class of capital stock or series of preferred stock of McLeodUSA established by the Board, the terms of which expressly provide that such class or series will rank senior to the New Preferred Shares (collectively referred to as "Senior Securities"). Creation by McLeodUSA of Senior Securities requires the vote of holders of a majority of the outstanding shares of the Series D Preferred.

     Dividends. Pursuant to the Series D Certificate of Designation, if at any time from the original date of issuance of shares of Series D Preferred (the "Issue Date") through the date ending five years thereafter, McLeodUSA pays a dividend in cash or property other than in shares of capital stock on the Common Stock, then each share of Series D Preferred will be entitled to receive an amount equal to the Series D Per Share Participation Amount. The "Series D Per Share Participation Amount" means, as at any date, 56% of the amount of dividends that would be paid with respect to the Series D Preferred and Series E Preferred taken together if converted into Common Stock on the date established as the record date with respect to such dividend on the Common Stock divided by the number of shares of Series D Preferred then outstanding. Except for the foregoing, the holders of shares of Series D Preferred are not entitled to receive any dividends in respect of their shares of Series D Preferred.

     Liquidation. Pursuant to the Series D Certificate of Designation, in the event of any liquidation, dissolution or winding-up (a "liquidation") of McLeodUSA, before any payment or distribution of the assets of McLeodUSA may be made to or set apart for the holders of Junior Securities, the holders of the shares of Series D Preferred and Series E Preferred taken together are entitled to receive an amount in cash equal to the greater of
(x) the aggregate Liquidation Preferences (as defined below) of the outstanding shares of Series D Preferred and Series E Preferred, or (y) the aggregate amount that would have been received with respect to the outstanding shares of Series D Preferred and Series E Preferred if such shares had been converted to Common Stock immediately prior to the earliest event comprising the liquidation. If, upon any liquidation of McLeodUSA, the assets of McLeodUSA, or proceeds thereof, are insufficient to pay in full the amounts under clause (x) of the preceding sentence and liquidating payments on all Parity Securities, then such assets, or proceeds thereof, will be distributed among the shares of Series D Preferred and the Series E Preferred taken together and all such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Series D Preferred and Series E Preferred and any such other Parity Securities if all amounts payable thereon were paid in full. Any proceeds distributed among the outstanding shares of Series D Preferred and Series E Preferred under clause (x) of the first sentence, or pursuant to the preceding sentence, of this paragraph upon a liquidation will be distributed (a) first, to the Series D Preferred until it has received an amount equal to the aggregate Preference Amounts (as defined in the Series D Certificate of Designation) as of the date of liquidation of the outstanding Series D Preferred, (b) second, 37.5% to the Series D Preferred and 62.5% to the Series E Preferred until the Series D Preferred has received an amount equal to the Outstanding Series D Capital Amount (as defined in the Series D Certificate of Designation) as of the date of liquidation (in addition to any amount received pursuant to clause (a) above) and the Series E Preferred has received an amount equal to the Outstanding Series E Capital Amount (as defined in the Series D Certificate of Designation) as of the date of liquidation, and (c) thereafter, 56% to the Series D Preferred and 44% to the Series E Preferred.

     "Liquidation Preference" with respect to a share of Series D Preferred means $2500.00.

     Redemption. Pursuant to the Series D Certificate of Designation, subject to applicable legal requirements and the Company's existing Credit Agreement (as defined in the Series D Certificate of Designation), to the extent McLeodUSA has funds legally available therefor, during the 180-day period commencing on the eighth anniversary of the Issue Date, the holders of the Series D Preferred will have the right to cause McLeodUSA to redeem at any time (the date of any such redemption, the "Redemption Date") outstanding shares of Series D Preferred (the "Mandatory Redemption Obligation"). Upon any such election McLeodUSA will be required to redeem a proportional amount of the Series E Preferred. On any Redemption Date, the holders of shares of Series D Preferred and Series E Preferred being redeemed on such date, taken together, will be entitled to receive an amount in cash equal to the aggregate Liquidation Preferences of such shares of Series D Preferred and Series E Preferred as of such Redemption Date (the "Aggregate Redemption Amount"). The Aggregate Redemption Amount will be allocated between the shares of Series D Preferred and Series E Preferred being redeemed on any Redemption Date as follows: (x) the holders of shares of Series D Preferred being redeemed will be entitled to receive an amount equal to the sum of (A) the aggregate Preference Amounts of the shares of Series D Preferred being redeemed as of such Redemption Date plus
(B) 37.5% of the difference between (i) the Aggregate Redemption Amount and
(ii) the amount payable pursuant to clause (A) above (such difference, the "Excess Amount"), and (y) the holders of shares of Series E Preferred being redeemed will be entitled to receive an amount equal to 62.5% of the Excess Amount. The amount payable with respect to each share of Series D Preferred being redeemed on any Redemption Date is an amount in cash (the "Series D Redemption Amount") equal to (x) the aggregate amount payable to the shares of Series D Preferred being redeemed as calculated pursuant to the previous sentence divided by (y) the number of shares of Series D Preferred being redeemed on such Redemption Date. On any Redemption Date, McLeodUSA will pay, in cash or by wire transfer to an account designated by the holder of Series D Preferred, the Series D Redemption Amount for each share of Series D Preferred being redeemed.

     Conversion. Pursuant to the Series D Certificate of Designation, the holders of shares of Series D Preferred have the right, generally, at any time, to convert any or all outstanding shares of Series D Preferred into fully paid and non-assessable shares of Common Stock ("Optional Conversion"). Upon any Optional Conversion, a proportional amount, based on the percentage of each series of shares outstanding, of the Series E Preferred will automatically convert. In addition, if, at any time on or after the fifth anniversary of the Issue Date, the Sixty Trading Day Average (as defined in the Series D Certificate of Designation) is equal to or greater than the product of (x) 1.01 and (y) the Conversion Price (as defined below), then McLeodUSA will have the right to declare, during the 30-day period following the last trading day used in the calculation of the Sixty Trading Day Average, that all outstanding shares of Series D Preferred will be automatically converted into fully paid and non-assessable shares of Common Stock ("Mandatory Conversion"). Upon any Optional Conversion or Mandatory Conversion, the outstanding shares of Series D Preferred and Series E Preferred taken together will be convertible into a number of shares of Common Stock (the "Aggregate Conversion Shares") equal to (x) the aggregate Liquidation Preferences of the outstanding shares of Series D Preferred and Series E Preferred divided by (y) $6.10 (subject to adjustment pursuant to the Series D Certificate of Designation, the "Conversion Price"). The Series D Preferred is convertible into a number of shares of Common Stock equal to the sum of (A) the aggregate Preference Amounts as of the date of conversion of the outstanding shares of Series D Preferred divided by the Net Realizable FMV (as defined in the Series D Certificate of Designation) of a share of Common Stock as of the date of conversion, plus (B) the Series D Capital Share Number (as defined in the Series D Certificate of Designation), plus
(C) the product of (x) .560 and (y) the excess, if any, of the Aggregate Conversion Shares over the sum of (i) the number determined pursuant to clause (A), (ii) the Series D Capital Share Number and (iii) the Series E Capital Share Number (as defined in the Series D Certificate of Designation).

     Voting Rights. Pursuant to the Series D Certificate of Designation, so long as at least 40% of the shares of Series D Preferred issued on the Issue Date remain outstanding, the holders of the Series D Preferred are entitled to collectively elect two directors to the Board of Directors; so long as at least 20%, but less than 40%, of the shares of Series D Preferred issued on the Issue Date remain outstanding, the holders are entitled to collectively elect one director to the Board and to designate a person as a non-voting observer (a "Board Observer") to attend all meetings of the Board of Directors; and so long as 20% or less (but at least one) of the shares of Series D Preferred issued on the Issue Date remain outstanding, the holders are entitled to designate two Board Observers. If McLeodUSA fails to discharge its Mandatory Redemption Obligation or if it issues securities senior to the Series D Preferred without the requisite consent of the holders of Series D Preferred, the total number of directors then constituting the whole Board automatically will be increased by one and the holders of outstanding shares of Series D Preferred, voting separately as a single series, will be entitled to elect one additional director to serve on the Board. Whenever McLeodUSA fulfills its Mandatory Redemption Obligation, the right of the holders of shares of Series D Preferred to elect the additional director will cease. Without the written consent of holders of a majority of the outstanding shares of Series D Preferred or the affirmative vote of holders of a majority of the outstanding shares of Series D Preferred at a meeting of such holders called for such purpose, McLeodUSA may not (i) create, authorize or issue any Senior Securities, (ii) declare, pay or set apart for payment any dividends in cash on Junior Securities (other than dividends on Common Stock which are, at the same time, also declared and paid on shares of Series D Preferred pursuant to the Series D Certificate of Designation),
(iii) declare or make a distribution in cash upon Junior Securities (other than distributions on Common Stock which are, at the same time, also declared and made on shares of Series D Preferred pursuant to the Series D Certificate of Designation) or (iv) redeem, purchase or otherwise acquire in exchange for cash any Junior Securities.

     The foregoing description of the Series D Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of the Series D Certificate of Designation, all of which is incorporated herein by reference. The Series D Certificate of Designation is filed as Exhibit 9 hereto.

     Series E Certificate of Designation
     -----------------------------------

     As contemplated by the Exchange Agreement, McLeodUSA filed the Series E Certificate of Designation to create the Series E Preferred.

     Rank. Pursuant to the Series E Certificate of Designation, the Series D Preferred and the Series E Preferred taken together, with respect to dividend rights and rights on liquidation and dissolution, rank (i) senior to all Junior Securities, (ii) on a parity with the Series A Preferred and with the Parity Securities, and (iii) junior to all Senior Securities. Creation by McLeodUSA of Senior Securities requires the vote of holders of a majority of the outstanding shares of the Series E Preferred.

     Dividends. Pursuant to the Series E Certificate of Designation, if at any time from the Issue Date through the date ending five years thereafter, McLeodUSA pays a dividend in cash or property other than in shares of capital stock on the Common Stock, then each share of Series E Preferred will be entitled to receive an amount equal to the Series E Per Share Participation Amount. The "Series E Per Share Participation Amount" means, as at any date, 44% of the amount of dividends that would be paid with respect to the Series D Preferred and Series E Preferred taken together if converted into Common Stock on the dividend record date divided by the number of shares of Series E Preferred then outstanding. Except for the foregoing, the holders of shares of Series E Preferred are not entitled to receive any dividends in respect of their shares of Series E Preferred.

     Liquidation. Pursuant to the Series E Certificate of Designation, in the event of any liquidation of McLeodUSA, before any payment or distribution of the assets of McLeodUSA may be made to or set apart for the holders of Junior Securities, the holders of the shares of Series D Preferred and Series E Preferred taken together are entitled to receive an amount in cash equal to the greater of (x) the aggregate Liquidation Preferences (as defined below) of the outstanding shares of Series D Preferred and Series E Preferred, or (y) the aggregate amount that would have been received with respect to the outstanding shares of Series D Preferred and Series E Preferred if such shares had been converted to Common Stock immediately prior to the earliest event comprising the liquidation. If, upon any liquidation of McLeodUSA, the assets of McLeodUSA, or proceeds thereof, are insufficient to pay in full the amounts under clause (x) of the preceding sentence and liquidating payments on all Parity Securities, then such assets, or proceeds thereof, will be distributed among the shares of Series D Preferred and the Series E Preferred taken together and all such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Series D Preferred and Series E Preferred and any such other Parity Securities if all amounts payable thereon were paid in full. Any proceeds distributed among the outstanding shares of Series D Preferred and Series E Preferred under clause (x) of the first sentence or pursuant to the preceding sentence of this paragraph upon a liquidation will be distributed
(a) first, to the Series D Preferred until it has received an amount equal to the aggregate Preference Amounts as of the date of liquidation of the outstanding Series D Preferred, (b) second, 37.5% to the Series D Preferred and 62.5% to the Series E Preferred until the Series D Preferred has received an amount equal to the Outstanding Series D Capital Amount as of the date of liquidation (in addition to any amount received pursuant to clause (a) above) and the Series E Preferred has received an amount equal to the Outstanding Series E Capital Amount as of the date of liquidation, and (c) thereafter, 56% to the Series D Preferred and 44% to the Series E Preferred.

     "Liquidation Preference" with respect to a share of Series E Preferred means $2500.00.

     Redemption. Pursuant to the Series D Certificate of Designation, subject to applicable legal requirements and the Company's existing Credit Agreement (as defined in the Series D Certificate of Designation), to the extent the holders of Series D Preferred choose to exercise their right to cause McLeodUSA to redeem their shares pursuant to the Mandatory Redemption Obligation, McLeodUSA will be required to redeem a proportional amount of the Series E Preferred. On any Redemption Date, the holders of shares of Series D Preferred and Series E Preferred being redeemed on such date, taken together, will be entitled to receive an amount in cash equal to the Aggregate Redemption Amount. The Aggregate Redemption Amount will be allocated between the shares of Series D Preferred and Series E Preferred being redeemed on any Redemption Date as follows: (x) the holders of shares of Series D Preferred being redeemed will be entitled to receive an amount equal to the sum of (A) the aggregate Preference Amounts of the shares of Series D Preferred being redeemed as of such Redemption Date plus (B) 37.5% of the Excess Amount, and (y) the holders of shares of Series E Preferred being redeemed will be entitled to receive an amount equal to 62.5% of the Excess Amount. The amount payable with respect to each share of Series E Preferred being redeemed on any Redemption Date is an amount in cash (the "Series E Redemption Amount") equal to (x) the aggregate amount payable to the shares of Series E Preferred being redeemed as calculated pursuant to the previous sentence divided by (y) the number of shares of Series E Preferred being redeemed on such Redemption Date. On any Redemption Date, McLeodUSA will pay, in cash or by wire transfer to an account designated by the holder of Series E Preferred, the Series E Redemption Amount for each share of Series E Preferred being redeemed.

     Conversion. Pursuant to the Series E Certificate of Designation, upon any Optional Conversion, a proportional amount, based on the percentage of each series of shares outstanding, of the Series E Preferred and, upon a Mandatory Conversion, all of the Series E Preferred, will automatically convert. Upon any Optional Conversion or Mandatory Conversion, the outstanding shares of Series D Preferred and Series E Preferred taken together will be convertible into the Aggregate Conversion Shares. The Series E Preferred is convertible into a number of shares of Common Stock equal to the sum of (A) the Series E Capital Share Number, plus (B) the product of (x) .440 and (y) the excess, if any, of the Aggregate Conversion Shares over the sum of (i) the aggregate Preference Amounts as of the date of conversion of the outstanding shares of Series D Preferred divided by the Net Realizable FMV of a share of Common Stock as of the date of conversion, (ii) the Series D Capital Share Number and (iii) the Series E Capital Share Number.

     Voting Rights. Pursuant to the Series D Certificate of Designation, so long as any shares of Series E Preferred are outstanding, the holders of the Series E Preferred are entitled to designate one Board Observer to the Board of Directors. If McLeodUSA fails to discharge its Mandatory Redemption Obligation or if it issues securities senior to the Series E Preferred without the requisite consent of the holders of Series E Preferred, the total number of directors then constituting the whole Board automatically will be increased by one and the holders of outstanding shares of Series E Preferred, voting separately as a single series, will be entitled to elect one additional director to serve on the Board. Whenever McLeodUSA fulfills its Mandatory Redemption Obligation, the right of the holders of shares of Series E Preferred to elect the additional director will cease. Without the written consent of holders of a majority of the outstanding shares of Series E Preferred or the affirmative vote of holders of a majority of the outstanding shares of Series E Preferred at a meeting of such holders called for such purpose, McLeodUSA may not (i) create, authorize or issue any Senior Securities, (ii) declare, pay or set apart for payment any dividends in cash on Junior Securities (other than dividends on Common Stock which are, at the same time, also declared and paid on shares of Series E Preferred pursuant to the Series E Certificate of Designation), (iii) declare or make a distribution in cash upon Junior Securities (other than distributions on Common Stock which are, at the same time, also declared and made on shares of Series E Preferred pursuant to the Series E Certificate of Designation) or (iv) redeem, purchase or otherwise acquire in exchange for cash any Junior Securities.

     The foregoing description of the Series E Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of the Series E Certificate of Designation, all of which is incorporated herein by reference. The Series E Certificate of Designation is filed as Exhibit 10 hereto.

     Except as set forth or incorporated by reference herein, none of the FL Partnerships, nor to the knowledge of any of the FL Partnerships, any person identified in Schedule I, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of McLeodUSA.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated August 30, 1999, among McLeodUSA and the FL Partnerships.*

2. Registration Rights Agreement, dated as of September 15, 1999, among McLeodUSA and the FL Partnerships.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B
     Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5.   Joint Filing Agreement.*

6. Exchange Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.

7. Termination Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.

8. Registration Rights Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series E
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

--------
*  Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 2001

                            FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                            AND EQUITY MANAGEMENT BUYOUT
                            PARTNERSHIP-VI, L.P.

                            By:  FLC XXIX Partnership, L.P.
                                 its general partner


                            By:  /s/ Winston W. Hutchins
                                -----------------------------------
                                 Winston W. Hutchins,
                                 a general partner


                            FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                            AND EQUITY MANAGEMENT BUYOUT
                            PARTNERSHIP-VII, L.P.

                            By:      FLC XXXIII Partnership, L.P.
                                     its general partner


                            By:  /s/ Winston W. Hutchins
                                -----------------------------------
                                 Winston W. Hutchins,
                                 a general partner


                            FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-
                            V, L.P.

                            By:  FLC XXX Partnership, L.P.
                                 its general partner


                            By:  /s/ Winston W. Hutchins
                                -----------------------------------
                                 Winston W. Hutchins,
                                 a general partner

                                                                Schedule I
                                                                ----------

                        FLC XXIX Partnership, L.P.:
                             General Partner of
                                   MBO-VI
                                   ------

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXIX
                                  --------

     The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                            Theodore J. Forstmann
                            Sandra J. Horbach
                            Erskine B. Bowles
                            Thomas H. Lister
                            Winston W. Hutchins
                            Tywana LLC
                            Jamie C. Nicholls


                       FLC XXXIII Partnership, L.P.:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                            General Partners of
                                 FLC XXXIII
                                 ----------

     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Erskine B. Bowles
                           Thomas H. Lister
                           Winston W. Hutchins
                           Tywana LLC
                           Jamie C. Nicholls


                         FLC XXX Partnership, L.P.:
                             General Partner of
                                  Equity-V
                                  --------

     FLC XXX Partnership, L.P., a New York limited partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXX
                                  -------

         The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Tywana LLC